UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,

Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amendment to Employment Agreement with CEO

On June 8, 2021, the Compensation Committee of the Board of Directors of Luokung Technology Corp. (the “Company”) approved an amendment (the “Amendment”) to the employment agreement by and between the Company and Mr. Xuesong Song, the Company’s Chief Executive Officer (the “CEO”), in order to provide the CEO with a salary of $500,000 annually, effective as of June 1, 2021. The CEO previously did not receive a cash salary for his services. A copy of the Amendment is furnished as Exhibit 99.1 hereto, which is incorporated herein by reference.

Exhibits.

Number
99.1	Amendment to the Employment Agreement by and between the Company and the CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 9, 2021

By:	/s/ Xuesong Song
Name:	Xuesong Song
Title:	Chief Executive Officer

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